Exhibit 99.1

TEEKAY CORPORATION ANNOUNCES CLOSING OF STONEPEAK’S ACQUISITION OF TEEKAY LNG

Hamilton, Bermuda, January 13, 2022 – Teekay Corporation (Teekay) (NYSE:TK) announces the closing of the previously announced merger of Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) with investment vehicles managed by Stonepeak (the Merger). As part of the Merger, Teekay sold all of its ownership interest in Teekay LNG, including approximately 36.0 million Teekay LNG common units, and Teekay GP L.L.C., Teekay LNG’s general partner (equivalent to approximately 1.6 million Teekay LNG common units), for $17.00 per common unit or common unit equivalent in cash, and transferred various management services companies to Teekay LNG that provide the operations for Teekay LNG and certain of its joint ventures under existing management services contracts. As consideration, Teekay received total gross cash proceeds of approximately $641 million.

In mid-December 2021, Teekay elected to redeem all of its outstanding 9.25 percent Senior Secured Notes due in November 2022 (the 2022 Notes) under the related indenture at 102.313 percent of the principal amount. As of January 12, 2022, Teekay had $243.4 million total aggregate principal amount of the 2022 Notes outstanding. The redemption is expected to be completed on January 14, 2022. In addition, on January 10, 2022, Teekay announced a cash tender offer for any and all of its outstanding 5.0 percent Convertible Senior Notes due in January 2023 (the 2023 Notes) at 102.0 percent of the principal amount. As of January 12, 2022, Teekay had $112.2 million total aggregate principal amount of the 2023 Notes outstanding. The cash tender is expected to be completed in February 2022.

“Teekay’s operating franchise and industry-leading capabilities have been developed over our nearly 50-year history as a leader in the constantly evolving energy and transportation sectors. We believe the significant financial strength we now have following this transaction puts us in an excellent position to pursue a range of attractive investment opportunities that leverage Teekay’s core competencies and institutional knowledge to create long-term shareholder value,” commented Kenneth Hvid, Teekay’s President and CEO. “Following the retirement of our debt, the main components of our balance sheet will consist of cash of approximately $325 million, equivalent to $3.20 per share alone; an economic interest in Teekay Tankers Ltd. of approximately 30 percent; and a profitable asset-lite marine services business in Australia. We are excited about the flexibility that this gives us as we see both positive fundamentals in the tanker sector and a growing demand for new transportation solutions that will enable the shift to a lower-carbon world.”

About Teekay

Teekay is a leading provider of international crude oil and other marine transportation services. Teekay provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $2 billion, comprised of approximately 55 conventional tankers and other marine assets. With offices in 8 countries and approximately 2,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekay.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this press release, other than statements of historical fact, are forward-looking statements. When used in this press release, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements in this press release include: the timing and certainty of completing Teekay’s redemption of its 9.25 percent Senior Secured Notes and cash tender offer for its 5.0 percent Convertible Senior Notes; the ability of Teekay’s operating franchise, capabilities, knowledge, and financial positioning to create long-term shareholder value; the Company’s expected post-transaction financial position; future tanker market fundamentals and timing of an eventual tanker market recovery; the demand for new lower-carbon transportation solutions; and future investment opportunities.

Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent Teekay’s views as of the date on which such statements were made. It is anticipated that subsequent events and developments may cause these views to change. These forward-looking statements should not be relied upon as representing views as of any date subsequent to the date hereof. Additional factors that may affect the business or financial results of Teekay include, among others: the satisfaction or waiver of closing conditions to the redemption of the 2022 Notes and to the tender offer relating to the 2023 Notes; changes in the supply and demand for tankers and new lower-carbon transportation solutions; future growth opportunities available to Teekay and its ability to successfully pursue them; and other factors described in the risk factors or other disclosures included in its filings with the SEC, including Teekay’s Annual Report on Form 20-F for the year ended December 31, 2020, as updated by subsequent filings with or submissions to the SEC. Teekay expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences, except as required by applicable law.